[Letterhead of Pinacle Enterprise, Inc.]

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-4631

Re:

Pinacle Enterprise, Inc.

Registration Statement on Form S-1

Filed June 21, 2011

File No. 333-175044

Dear Sir or Madam:

In response to your comment letter dated February 6, 2012, please note the following:

General

1.

We note your response to prior comment 1, but our position that you must identify your selling shareholders as underwriters and that you must fix a price for the duration of the offering remains unchanged.  The form and contents of your registration statement must conform to the requirements applicable to you as of the date that you filed the registration statement.  See Rule 401(a) of Regulation C.  Further, it is our view that the selling shareholders of a shell company are and remain underwriters in any further offering of shares for a period of one year after the company has ceased to be a shell company.  This view is expressed in Securities Act Rule 144(i).  Lastly, Pinacle has only nominal operations and assets consisting solely of cash and cash equivalents as reflected in its balance sheet.  The payment of $1,000 from a client that you represent will be shown in future financial reports as a nominal amount of revenue.  Additionally, disclosure on page 29 in the registration statement indicates that the software application which you represent will be recorded as an asset in future financial reports was purchased for $1,180, which is also nominal and as such, within the Rule 405 definition of a “shell company” under clause (2)(iii) thereof.

As requested previously, revise the disclosure throughout the registration statement to indicate that Pinacle is a shell company and selling shareholders “are” underwriters, and to fix a price for the duration of the offering.  As stated previously, disclosure that the selling shareholders “may be deemed to be” or “will be considered to be” underwriters is unacceptable.  Note also that all shares must be sold as a fixed price and not at prevailing market or negotiated prices for the duration of the offering due to Pinacle’s status as a shell company.

Response:  We have revised the disclosure throughout the registration statement to indicate that Pinacle is a shell company and selling shareholders “are” underwriters, and all the shares must be sold at a fixed price and not at prevailing market or negotiated prices for the duration of the offering due to Pinacle’s status as a shell company.

Plan of Distribution and Selling Shareholders.page 13

2.

Although 1,800,000 shares of common stock are being registered for resale by the selling shareholders, the response to prior comment 2 provides additional disclosure only for 1,300,000 shares.  Please revise.

Response: We have disclosed on page 13: “On July 2, 2010, the Company issued 500,000 shares of common stock for cash proceeds of $500 at $0.001 per share.” This now adds up to 1,800,000 shares that are being registered for resale by the selling shareholders.

Shares Eligible for Future Sale, page 26

3.

Refer to prior comment 5.  As discussed in comment 1 above, we continue to disagree with your conclusion that Pinacle is not a shell company.  As requested previously, revise this disclosure to remove statement that resales or distributions of shares can be made under Rule 144 at the present time.  The disclosure should further clarify that resales are in fact not permitted under Rule 144(i) until 12 months after Pinacle is no longer considered to be a shell company.  Please revise.

Response: We have revised the disclosure to state that at the present time, resales or distributions of shares are not permitted under Rule 144(I) until 12 months after we are no longer considered to be a shell company.

Admission to Quotation on the OTC Bulletin Board and/or OTCQB, page 27

4.

Notwithstanding the representation in response to prior comment 4 that the statement has been removed from the registration statement, you did not remove the statement “We intend to have a market maker file an application for our common stock to be quoted on the OTC Bulletin Board and/or OTCQB.”  Please revise.  We note the disclosure that Pinacle has no market maker willing to list quotation for its securities.

Response: We have revised the disclosure to state that we do not have a market maker willing to list quotation for our securities.

Results of Operations, page 31

5.

You currently discuss your results of operations for the three and six months ended July 31, 2011.  Given that you present financial statements for the three and nine months ended October 31, 2011, please revise your disclosure to discuss the results of operations for the three and nine months ended October 31, 2011.  Further, revise the financial statements’ table of contents on page 41 to reflect the three and nine months ended October 31, 2011.

Response: We have revised our Results of Operations to state the figures from our current financial statements for the three and nine months ending October 31,2011. Also, we revised the table of contents to reflect the three and nine months ended October 31, 2011.

Executive Compensation. Page 34

6.

Provide compensation date for the fiscal year ended January 31, 2012.

Response: We have revised the compensation date to January 31, 2012.

Exhibits, page 63

7.

Refer to prior comment 6.  If you are incorporating by reference the legal opinion filed as exhibit 5.1 with pre-effective amendment 4 to the registration statement on S-1 that was filed on December 16, 2011, so indicate.  Alternatively, file a new legal opinion with the next pre-effective amendment.

Response: We have revised to indicate that we are incorporating by reference the legal opinion filed as exhibit 5.1 with pre-effective amendment 4 to the registration statement on S-1 that was filed on December 16, 2011.

Thank you for your time and consideration in this matter.

Pinacle Enterprise, Inc.

Mikhail Kats

Chief Executive Officer

February 16, 2012